Exhibit 99.1

Full Truck Alliance Co. Ltd. Announces Third Quarter 2024 Unaudited Financial Results

GUIYANG, China, Nov. 20, 2024 /PRNewswire/ — Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Financial and Operational Highlights

•	Total net revenues in the third quarter of 2024 were RMB3,031.4 million (US$432.0 million), an increase of 33.9% from RMB2,263.9 million in the same period of 2023.

•	Net income in the third quarter of 2024 was RMB1,121.9 million (US$159.9 million), an increase of 81.4% from RMB618.4 million in the same period of 2023.

•	Non-GAAP adjusted net income[1] in the third quarter of 2024 was RMB1,241.2 million (US$176.9 million), an increase of 50.2% from RMB826.6 million in the same period of 2023.

•	Fulfilled orders[2] in the third quarter of 2024 reached 51.9 million, an increase of 22.1% from 42.5 million in the same period of 2023.

•	Average shipper MAUs[3] in the third quarter of 2024 reached 2.84 million, an increase of 33.6% from 2.13 million in the same period of 2023.

Mr. Peter Hui Zhang, Founder, Chairman and Chief Executive Officer of FTA, commented, “We are pleased to report robust growth in our user base, matching efficiency, freight orders, revenue and profit in the third quarter. This performance was underpinned by our commitment to driving digital and intelligent logistics transformation, which enables shippers to improve cost efficiency, while enabling truckers to secure more orders, maximize vehicle productivity and increase their earnings. In addition, we successfully revitalized the Yunmanman brand during the quarter and enhanced the dual membership program for truckers and shippers, further boosting user engagement and loyalty. As we look ahead to the fourth quarter, we will continue to strengthen our digital and intelligent product innovations to deliver even greater value to our users and society.”

Mr. Simon Cai, Chief Financial Officer of FTA, added, “Buoyed by strong growth in various segments of our platform, we achieved total net revenues of RMB3.0 billion, reflecting a 33.9% year-over-year increase. Our revenue from transaction service once again recorded the highest growth rate among all our business segments at 68.6% year over year, propelled by a sustainable increase in order volume and the continued optimization of our commission strategy. Our revenue growth was complemented by improved profitability, with net income and non-GAAP adjusted net income reaching RMB1.1 billion and RMB1.2 billion, up 81.4% and 50.2% year over year, respectively. Looking ahead, we will continue to prioritize operational efficiency and monetization as we steadily grow our business.”

[1]

Non-GAAP adjusted net income is defined as net income excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; (iv) settlement in principle of U.S. securities class action, which is non-recurring; and (v) tax effects of non-GAAP adjustments. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Fulfilled orders on our platform in a given period are defined as all shipping orders matched through our platform during such period but exclude (i) shipping orders that are subsequently canceled and (ii) shipping orders for which our users failed to specify any freight prices, as there are substantial uncertainties as to whether such shipping orders are fulfilled.

[3]

Average shipper MAUs in a given period are calculated by dividing (i) the sum of shipper MAUs for each month of a given period by (ii) the number of months in a given period. Shipper MAUs are defined as the number of active shippers on our platform in a given month. Active shippers are defined as the aggregate number of registered shipper accounts that have posted at least one shipping order on our platform during a given period.

Third Quarter 2024 Financial Results

Net Revenues (including value added taxes, or “VAT,” of RMB1,137.9 million and RMB1,380.7 million for the three months ended September 30, 2023 and 2024, respectively). Total net revenues in the third quarter of 2024 were RMB3,031.4 million (US$432.0 million), representing an increase of 33.9% from RMB2,263.9 million in the same period of 2023, primarily attributable to an increase in revenues from freight matching services.

Freight matching services. Revenues from freight matching services in the third quarter of 2024 were RMB2,551.8 million (US$363.6 million), representing an increase of 34.0% from RMB1,904.5 million in the same period of 2023. The increase was mainly due to the rapid increase in transaction service4 and the continued growth in freight brokerage service.

•

Freight brokerage service. Revenues from freight brokerage service in the third quarter of 2024 were RMB1,280.9 million (US$182.5 million), an increase of 19.7% from RMB1,070.2 million in the same period of 2023, primarily attributable to an increase in transaction volume due to the continued growth in user demand.

•

Freight listing service. Revenues from freight listing service in the third quarter of 2024 were RMB223.4 million (US$31.8 million), an increase of 4.9% from RMB212.9 million in the same period of 2023, primarily due to the growing number of total paying members.

•

Transaction service.[4] Revenues from transaction service amounted to RMB1,047.5 million (US$149.3 million) in the third quarter of 2024, an increase of 68.6% from RMB621.4 million in the same period of 2023, primarily driven by increases in order volume, penetration rate, and per-order transaction service fee.

Value-added services. Revenues from value-added services in the third quarter of 2024 were RMB479.6 million (US$68.3 million), an increase of 33.4% from RMB359.4 million in the same period of 2023. The increase was due to the growing demand from truckers and shippers for credit solutions and other value-added services.

Cost of Revenues (including VAT net of government grants of RMB870.0 million and RMB1,034.4 million for the three months ended September 30, 2023 and 2024, respectively). Cost of revenues in the third quarter of 2024 was RMB1,364.9 million (US$194.5 million), compared with RMB1,142.1 million in the same period of 2023. The increase was primarily due to increases in VAT, related tax surcharges and other tax costs, net of grants from government authorities. These tax-related costs net of government grants totaled RMB1,221.6 million, representing an increase of 18.3% from RMB1,032.5 million in the same period of 2023, primarily due to an increase in transaction activities involving the Company’s freight brokerage service.

Sales and Marketing Expenses. Sales and marketing expenses in the third quarter of 2024 were RMB412.5 million (US$58.8 million), compared with RMB290.8 million in the same period of 2023. The increase was primarily due to an increase in advertising and marketing expenses for user acquisitions.

General and Administrative Expenses. General and administrative expenses in the third quarter of 2024 were RMB227.9 million (US$32.5 million), compared with RMB290.4 million in the same period of 2023. The decrease was primarily because the Company recorded settlement in principle of certain U.S. securities class action in the same period last year, which was disclosed in the Form 6-K furnished to the U.S. Securities and Exchange Commission on September 18, 2023.

Research and Development Expenses. Research and development expenses in the third quarter of 2024 were RMB195.1 million (US$27.8 million), compared with RMB237.7 million in the same period of 2023. The decrease was primarily due to lower salary and benefits expenses.

Income from Operations. Income from operations in the third quarter of 2024 was RMB762.0 million (US$108.6 million), an increase of 208.4% from RMB247.1 million in the same period of 2023.

Non-GAAP Adjusted Operating Income.5 Non-GAAP adjusted operating income in the third quarter of 2024 was RMB884.5 million (US$126.0 million), an increase of 92.9% from RMB458.5 million in the same period of 2023.

Net Income. Net income in the third quarter of 2024 was RMB1,121.9 million (US$159.9 million), an increase of 81.4% from RMB618.4 million in the same period of 2023.

Non-GAAP Adjusted Net Income. Non-GAAP adjusted net income in the third quarter of 2024 was RMB1,241.2 million (US$176.9 million), an increase of 50.2% from RMB826.6 million in the same period of 2023.

Basic and Diluted Net Income per ADS6 and Non-GAAP Adjusted Basic and Diluted Net Income per ADS.7 Basic and diluted net income per ADS were RMB1.06 (US$0.15) in the third quarter of 2024, compared with RMB0.58 in the same period of 2023. Non-GAAP adjusted basic net income per ADS was RMB1.18 (US$0.17) in the third quarter of 2024, compared with RMB0.78 in the same period of 2023. Non-GAAP adjusted diluted net income per ADS was RMB1.17 (US$0.17) in the third quarter of 2024, compared with RMB0.78 in the same period of 2023.

Balance Sheet and Cash Flow

As of September 30, 2024, the Company had cash and cash equivalents, restricted cash, short-term investments, long-term time deposits and wealth management products with maturities over one year of RMB27.3 billion (US$3.9 billion) in total, compared with RMB27.6 billion as of December 31, 2023.

As of September 30, 2024, the total outstanding balance of on-balance sheet loans, consisting of the total principal amounts and all accrued interests of the loans funded through our small loan company, reduced by an allowance for estimated losses, was RMB4,326.4 million (US$616.5 million), compared with RMB3,521.1 million as of December 31, 2023. The total non-performing loan ratio8 for these loans was 1.8% as of September 30, 2024, compared with 2.0% as of December 31, 2023.

In the third quarter of 2024, net cash provided by operating activities was RMB1,051.1 million (US$149.8 million).

[4]

Effective January 1, 2024, we have renamed our “Transaction commission” revenue stream as “Transaction service,” which consists of all monetization from truckers related to our freight matching service, including the revenue generated from our intra-city business, which was previously classified under “Freight listing service” and “Value-added services.” The comparative periods have been restated to conform to this presentation by reclassifying RMB19.2 million and RMB0.1 million, which were previously included in “Freight listing service” and “Value-added services,” respectively, as “Transaction service”.

[5]

Non-GAAP adjusted operating income is defined as income from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; and (iv) settlement in principle of U.S. securities class action, which is non-recurring. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[6]	ADS refers to American depositary shares, each of which represents 20 Class A ordinary shares.
[7]

Non-GAAP adjusted basic and diluted net income per ADS is net income attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; (iv) settlement in principle of U.S. securities class action, which is non-recurring; and (v) tax effects of non-GAAP adjustments, divided by weighted average number of basic and diluted ADSs, respectively. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[8]

Non-performing loan ratio is calculated by dividing the outstanding principal and all accrued interests of the on-balance sheet loans that were over 90 calendar days past due (excluding loans that are over 180 days past due and are therefore charged off) by the total outstanding principal and all accrued interests of the on-balance sheet loans (excluding loans that are over 180 days past due and are therefore charged off) reduced by an allowance for estimated losses as of a specified date.

Business Outlook

The Company expects its total net revenues to be between RMB2.94 billion and RMB3.00 billion for the fourth quarter of 2024, representing a year-over-year growth rate of approximately 22.3% to 24.8%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at a rate of RMB7.0176 to US$1.00, the exchange rate in effect as of September 30, 2024, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call

The Company’s management will hold an earnings conference call at 7:00 A.M. U.S. Eastern Time on November 20, 2024, or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the third quarter of 2024.

For participants who wish to join the conference using dial-in numbers, please complete online registration using the link provided below prior to the scheduled call start time.

Participant Online Registration:

https://dpregister.com/sreg/10193772/fdc4c9f64c

Upon registration, each participant will receive details for the conference call, including dial-in numbers, passcode and a unique access PIN. To join the conference, please dial the provided number, enter the passcode followed by your PIN, and you will join the conference.

The replay will be accessible through November 27, 2024, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	7190368

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at ir.fulltruckalliance.com.

About Full Truck Alliance Co. Ltd.

Full Truck Alliance Co. Ltd. (NYSE: YMM) is a leading digital freight platform connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. The Company provides a range of freight matching services, including freight listing, freight brokerage and online transaction services. The Company also provides a range of value-added services that cater to the various needs of shippers and truckers, such as financial institutions, highway authorities, and gas station operators. With a mission to make logistics smarter, the Company is shaping the future of logistics with technology and aspires to revolutionize logistics, improve efficiency across the value chain and reduce its carbon footprint for our planet. For more information, please visit ir.fulltruckalliance.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders, non-GAAP adjusted basic and diluted net income per share and non-GAAP adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, as supplemental measures to review and assess its operating performance.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted operating income as income from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions and (iv) settlement in principle of U.S. securities class action. The Company defines non-GAAP adjusted net income as net income excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; (iv) settlement in principle of U.S. securities class action, which is non-recurring; and (v) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted net income attributable to ordinary shareholders as net income attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; (iv) settlement in principle of U.S. securities class action, which is non-recurring; and (v) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted basic and diluted net income per share as non-GAAP adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted ordinary shares, respectively. The Company defines non-GAAP adjusted basic and diluted net income per ADS as non-GAAP adjusted net income attributable to ordinary shareholders divided by the weighted average number of basic and diluted ADSs, respectively.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as an analytical tool. The non-GAAP financial measures do not reflect all items of expense that affect its operations. Share-based compensation expense, amortization of intangible assets resulting from business acquisitions, compensation cost incurred in relation to acquisitions and tax effects of non-GAAP adjustments have been and may continue to be incurred in its business and are not reflected in the presentation of its non-GAAP financial measures.

The Company reconciles the non-GAAP financial measures to the nearest U.S. GAAP performance measures. Non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders and non-GAAP adjusted basic and diluted net income per share should not be considered in isolation or construed as an alternative to operating income, net income, net income attributable to ordinary shareholders and basic and diluted net income per share or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review FTA’s non-GAAP financial measures to the most directly comparable GAAP measures. FTA’s non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FTA’s goal and strategies; FTA’s expansion plans; FTA’s future business development, financial condition and results of operations; expected changes in FTA’s revenues, costs or expenses; industry landscape of, and trends in, China’s road transportation market; competition in FTA’s industry; FTA’s expectations regarding demand for, and market acceptance of, its services; FTA’s expectations regarding its relationships with shippers, truckers and other ecosystem participants; FTA’s ability to protect its systems and infrastructures from cyber-attacks; PRC laws, regulations, and policies relating to the road transportation market, as well as general regulatory environment in which FTA operates in China; the results of regulatory review and the duration and impact of any regulatory action taken against FTA; the impact of health epidemics, extreme weather conditions and production constraints brought by electricity rationing measures; general economic and business condition; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Full Truck Alliance Co. Ltd.

Mao Mao

E-mail: IR@amh-group.com

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: FTA@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FTA@thepiacentegroup.com

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of
	December 31, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	6,770,895	4,592,305	654,398
Restricted cash – current	115,513	100,562	14,330
Short-term investments	11,516,304	15,855,809	2,259,435
Accounts receivable, net	23,418	27,038	3,853
Loans receivable, net	3,521,072	4,326,360	616,501
Prepayments and other current assets	2,049,780	2,894,832	412,510

Total current assets	23,996,982	27,796,906	3,961,027
Restricted cash – non-current	10,000	20,000	2,850
Long-term investments[1]	11,075,739	8,661,163	1,234,206
Property and equipment, net	194,576	267,449	38,111
Intangible assets, net	449,904	407,359	58,048
Goodwill	3,124,828	3,124,828	445,284
Deferred tax assets	149,081	78,576	11,197
Operating lease right-of-use assets and land use rights	134,867	125,476	17,880
Other non-current assets	211,670	130,862	18,648

Total non-current assets	15,350,665	12,815,713	1,826,224

TOTAL ASSETS	39,347,647	40,612,619	5,787,251

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	25,220	28,422	4,050
Prepaid for freight listing fees and other service fees	548,917	618,418	88,124
Income tax payable	154,916	245,855	35,034
Other tax payable	784,617	1,020,169	145,373
Operating lease liabilities – current	37,758	42,215	6,016
Dividends payable	—	16,525	2,355
Accrued expenses and other current liabilities	1,723,245	1,666,619	237,489

Total current liabilities	3,274,673	3,638,223	518,441
Deferred tax liabilities	108,591	98,825	14,082
Operating lease liabilities – non-current	46,709	32,623	4,649
Other non-current liabilities	22,950	15,344	2,187

Total non-current liabilities	178,250	146,792	20,918

TOTAL LIABILITIES	3,452,923	3,785,015	539,359

MEZZANINE EQUITY
Redeemable non-controlling interests	277,420	425,723	60,665
SHAREHOLDERS’ EQUITY
Ordinary shares	1,371	1,343	191
Treasury stock, at cost	(608,117)	(68,495)	(9,760)
Additional paid-in capital	47,713,985	45,780,737	6,523,703
Accumulated other comprehensive income	2,897,871	2,601,815	370,756
Accumulated deficit	(14,400,604)	(11,929,515)	(1,699,942)

TOTAL FULL TRUCK ALLIANCE CO. LTD. EQUITY	35,604,506	36,385,885	5,184,948
Non-controlling interests	12,798	15,996	2,279

TOTAL SHAREHOLDERS’ EQUITY	35,617,304	36,401,881	5,187,227

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	39,347,647	40,612,619	5,787,251

1.

The Group’s long-term investments consist of RMB6,086 million long-term time deposits, RMB638 million wealth management products with maturities over one year, RMB915 million investments in debt securities, RMB320 million equity method investments, and RMB702 million equity investments without readily determinable fair value as of September 30, 2024.

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Nine months ended
	September 30, 2023	June 30, 2024	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues (including value added taxes,
“VAT”, of RMB1,137.9 million and RMB1,380.7 million for the three months ended September 30, 2023 and 2024, respectively)	2,263,917	2,764,283	3,031,388	431,969	6,028,202	8,064,384	1,149,166
Operating expenses:
Cost of revenues (including VAT net of government grants, of RMB870.0 million and RMB1,034.4 million for the three months ended September 30, 2023 and 2024, respectively)(1)	(1,142,057)	(1,312,072)	(1,364,884)	(194,494)	(2,966,699)	(3,708,844)	(528,506)
Sales and marketing expenses(1)	(290,782)	(372,288)	(412,499)	(58,781)	(818,231)	(1,124,934)	(160,302)
General and administrative expenses(1)	(290,443)	(219,157)	(227,874)	(32,472)	(671,661)	(711,498)	(101,388)
Research and development expenses(1)	(237,716)	(232,140)	(195,142)	(27,808)	(691,291)	(674,990)	(96,185)
Provision for loans receivable	(62,948)	(71,057)	(71,242)	(10,152)	(166,972)	(222,623)	(31,724)

Total operating expenses	(2,023,946)	(2,206,714)	(2,271,641)	(323,707)	(5,314,854)	(6,442,889)	(918,105)
Other operating income	7,089	7,798	2,242	319	33,265	18,050	2,572

Income from operations	247,060	565,367	761,989	108,581	746,613	1,639,545	233,633
Other income (expense)
Interest income	297,249	305,337	303,268	43,215	828,824	923,968	131,664
Foreign exchange gain (loss)	585	6,306	(3,444)	(491)	760	3,279	467
Investment income	22,605	18,697	7,250	1,033	29,789	44,431	6,331
Unrealized (losses) gains from fair value changes of investments	(12,124)	(4,522)	10,618	1,513	6,105	(1,292)	(184)
Other income, net	116,885	1,395	126,246	17,990	127,807	129,711	18,484
Share of loss in equity method investees	(236)	(882)	(351)	(50)	(1,242)	(1,281)	(183)

Total other income	424,964	326,331	443,587	63,210	992,043	1,098,816	156,579

Net income before income tax	672,024	891,698	1,205,576	171,791	1,738,656	2,738,361	390,212
Income tax expense	(53,601)	(51,190)	(83,640)	(11,919)	(99,813)	(189,550)	(27,011)

Net income	618,423	840,508	1,121,936	159,872	1,638,843	2,548,811	363,201
Less: net loss attributable to non-controlling interests	(675)	(568)	(1,254)	(179)	(661)	(2,371)	(338)
Less: measurement adjustment attributable to redeemable non-controlling interests	4,745	17,942	16,104	2,295	10,705	39,790	5,670

Net income attributable to ordinary shareholders	614,353	823,134	1,107,086	157,756	1,628,799	2,511,392	357,869

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Nine months ended
	September 30, 2023	June 30, 2024	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income per ordinary share
—Basic	0.03	0.04	0.05	0.01	0.08	0.12	0.02
—Diluted	0.03	0.04	0.05	0.01	0.08	0.12	0.02
Net income per ADS*
—Basic	0.58	0.79	1.06	0.15	1.54	2.41	0.34
—Diluted	0.58	0.79	1.06	0.15	1.54	2.40	0.34
Weighted average number of ordinary shares used in computing net income per share
—Basic	21,025,267,682	20,805,892,860	20,818,441,720	20,818,441,720	21,166,923,739	20,829,402,911	20,829,402,911
—Diluted	21,059,252,652	20,905,548,181	20,885,299,925	20,885,299,925	21,211,661,056	20,898,475,982	20,898,475,982
Weighted average number of ADS used in computing net income per ADS
—Basic	1,051,263,384	1,040,294,643	1,040,922,086	1,040,922,086	1,058,346,187	1,041,470,146	1,041,470,146
—Diluted	1,052,962,633	1,045,277,409	1,044,264,996	1,044,264,996	1,060,583,053	1,044,923,799	1,044,923,799

*	Each ADS represents 20 ordinary shares.
(1)	Share-based compensation expense in operating expenses are as follows:

	Three months ended				Nine months ended
	September 30, 2023	June 30, 2024	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	2,796	2,734	2,643	377	5,983	8,121	1,157
Sales and marketing expenses	15,217	12,875	12,799	1,824	39,489	36,359	5,181
General and administrative expenses	81,249	79,197	73,892	10,530	208,214	272,632	38,850
Research and development expenses	22,938	21,495	20,172	2,874	57,466	64,651	9,213

Total	122,200	116,301	109,506	15,605	311,152	381,763	54,401

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Nine months ended
	September 30, 2023	June 30, 2024	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Income from operations	247,060	565,367	761,989	108,581	746,613	1,639,545	233,633
Add:
Share-based compensation expense	122,200	116,301	109,506	15,605	311,152	381,763	54,401
Amortization of intangible assets resulting from business acquisitions	13,021	13,021	13,021	1,855	39,063	39,063	5,566
Compensation cost incurred in relation to acquisitions	4,281	4,281	—	—	12,843	8,562	1,220
Settlement in principle of U.S. securities class action	71,900	—	—	—	71,900	—	—

Non-GAAP adjusted operating income	458,462	698,970	884,516	126,041	1,181,571	2,068,933	294,820

Net income	618,423	840,508	1,121,936	159,872	1,638,843	2,548,811	363,201
Add:
Share-based compensation expense	122,200	116,301	109,506	15,605	311,152	381,763	54,401
Amortization of intangible assets resulting from business acquisitions	13,021	13,021	13,021	1,855	39,063	39,063	5,566
Compensation cost incurred in relation to acquisitions	4,281	4,281	—	—	12,843	8,562	1,220
Settlement in principle of U.S. securities class action	71,900	—	—	—	71,900	—	—
Tax effects of non-GAAP adjustments	(3,255)	(3,255)	(3,255)	(464)	(9,765)	(9,765)	(1,392)

Non-GAAP adjusted net income	826,570	970,856	1,241,208	176,868	2,064,036	2,968,434	422,996

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to ordinary shareholders	614,353	823,134	1,107,086	157,756	1,628,799	2,511,392	357,869
Add:
Share-based compensation expense	122,200	116,301	109,506	15,605	311,152	381,763	54,401
Amortization of intangible assets resulting from business acquisitions	13,021	13,021	13,021	1,855	39,063	39,063	5,566
Compensation cost incurred in relation to acquisitions	4,281	4,281	—	—	12,843	8,562	1,220
Settlement in principle of U.S. securities class action	71,900	—	—	—	71,900	—	—
Tax effects of non-GAAP adjustments	(3,255)	(3,255)	(3,255)	(464)	(9,765)	(9,765)	(1,392)

Non-GAAP adjusted net income attributable to ordinary shareholders	822,500	953,482	1,226,358	174,752	2,053,992	2,931,015	417,664

Non-GAAP adjusted net income per ordinary share
—Basic	0.04	0.05	0.06	0.01	0.10	0.14	0.02
—Diluted	0.04	0.05	0.06	0.01	0.10	0.14	0.02
Non-GAAP adjusted net income per ADS
—Basic	0.78	0.92	1.18	0.17	1.94	2.81	0.40
—Diluted	0.78	0.91	1.17	0.17	1.94	2.80	0.40